
Mail Stop 3561

March 29, 2010

Via U.S. Mail

Mr. Christopher J. Pappas, Chief Executive Officer
Luby's, Inc.
13111 Northwest Freeway, Suite 600
Houston, Texas 77040

>   **Re: Luby's, Inc.**
>   **Form 10-K for the fiscal year ended August 26, 2009**
>   **Filed November 9, 2009**
>   **File No. 001-08308**

Dear Mr. Pappas:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the Fiscal Year Ended August 26, 2009

Item 6. Selected Financial Data, page 15

1. We refer to footnote (b) in which you disclose that restaurants closed outside of the 2003 plan have not been reclassified or reported as discontinued operations. We further note from page 45 that restaurants closed within a store closure plan are classified as discontinued operations. Please provide us with further details on closed restaurants that have not been, nor will be, classified as discontinued operations. Your response should include why any restaurants not classified as discontinued operations do not meet the criteria of ASC Topic 205-20-55 for presentation as discontinued operations and the authoritative accounting guidance that supports your conclusions. Please revise future filings to clearly disclose your accounting policies with regards to discontinued operations.

Results of Operations, page 19
Fiscal Year 2009 (52 weeks) compared to Fiscal Year 2008 (52 weeks), page 19
Other Income, net, page 20

2. We note that other income, net includes amounts related to gift card breakage and sales tax discounts. As both gift cards and sales tax appear related to income from operations, it is unclear why such amounts are included in other income, net outside of operations. Please advise. Alternatively, please revise future filings to present such amounts as a part of income from operations.

Critical Accounting Policies – Impairment of Long-Lived Assets, page 31

3. Reference is made to your consolidated financial statements that reflect material long-lived asset impairments in the last three fiscal years. We note your disclosures herein that "the span of time which future cash flows are estimated is often lengthy, which increases the sensitivity to assumptions made. Depending on the assumptions and estimates used, the estimated future cash flows projected … can vary within a wide range of outcomes." Furthermore, we also note your accounting policy (note 1 – pg. 43) provides that an evaluation of impairment uses three or more years of negative cash flows on a restaurant-by-restaurant basis.

As long-lived assets represents a substantive amount of your total consolidated assets and in view of the significant declining trend in your operating results as well as your disclosures we cite above that appear to provide an insufficient basis for an investor to clearly evaluate and analyze your critical accounting estimates with respect to long-lived assets, we believe your disclosures can be more useful and robust to provide greater insight into the quality and variability of information regarding financial condition and operating performance as follows:

- As the span of time to estimate cash flows is lengthy and assumptions and estimates can vary within a wide range, please disclose (i) the range of time span used; (ii) how and why the assumptions and estimates can widely vary; (iii) why the assumptions and estimates bear the risk of change; and (iv) the uncertainties surrounding your current assumptions and estimates and whether it is reasonably likely they may change in the future.

- Please include a quantified sensitivity analysis that depicts the impact of material changes in your material assumptions and estimates, so that an investor can ascertain the effect that may occur if current assumptions and estimates would change.

Furthermore, as you use three or more years of negative cash flows as an indicator of impairment, we believe additional tabular disclosure providing a roll-forward of information for each of the three fiscal years, as cited below, will provide useful, relevant and informative data in assisting investors in their analysis. This tabular disclosure should contain information for restaurants with three years of negative cash flows including additional restaurants that begin to have three years of negative cash flows in each fiscal year as well as deletions for restaurants that no longer have three years of negative cash flows during a specific fiscal year. In addition, we believe that an additional table, also cited below, that details the amount of impairments recognized in each fiscal year in total amount and as a percentage (%) of that fiscal years carrying amount of long-lived assets that have three or more years of negative cash flows also provides additional information aiding investors in their detailed analysis.

	# of Restaurants with Three Years of Negative Cash Flows	Aggregate Carrying Value of Long-Lived Assets
Beginning of Fiscal Year (1, 2 and 3)		
Plus: Additions during Year		
Less: Deletions during Year		
End of Fiscal Year (1, 2 and 3)		

	Amount of Impairment	Percentage (%) of Impairment to FYE Carrying Value of Long-Lived Assets
Total - Fiscal Year 1		
Total - Fiscal Year 2		
Total – Fiscal Year 3		

In addition, where significant changes occur on a year-to-year basis between the amounts of impairment relative to the total carrying value of long-lived assets with three or more years of negative cash flows, please also disclose the reasons including any material changes made in your assumptions and estimates on a year-to-year basis. Please also refer to the additional guidance provided in Section V of Financial Reporting Release No. 72 (FR-72 or Release No 33-8350). Please consider our suggestions and revise accordingly.

Financial Statements, page 36
Notes to Consolidated Financial Statements, page 42
Note 10. Debt, page 56
First Amendment to 2007 Revolving Credit Facility, page 56

4. We note that on November 9, 2009, the company amended the revolving credit facility and reduced the aggregate amount of the line. In this regard, management disclosed that it expects to write-off a portion of the unamortized pre-paid financing fees as a result of the reduction in facility size in accordance with ASC Topic 470-50-40-21c. We further note that on March 18, 2009, the company also amended the revolving credit facility, reducing the facility size. Please confirm that the amount of unamortized deferred financing fees associated with the portion of the facility that was reduced was written off in accordance with ASC Topic 470-50-40-21c. If such fees were not written off, please provide us with the basis that supports your conclusions and the authoritative accounting guidance you relied upon.

Signatures, page 76

5. Please confirm that in future filings you will include the signature of your principal accounting officer or controller in the second signature block. If someone is signing in more than one capacity, please indicate each capacity in which he or she has signed.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief